Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

	Year ended December 31,
	2004	2003	2002

Basic
Net income	$3,857	$4,177	$3,596

Shares:
Average common shares outstanding	8,925	8,840	8,831

Basic earnings per common share	$0.43	$0.47	$0.41

Assuming full dilution
Net income	$3,857	$4,177	$3,596

Shares:
Average common shares outstanding	8,925	8,840	8,831
Potentially dilutive common shares outstanding	351	48	20
Diluted average common shares outstanding	9,276	8,888	8,851

Diluted earnings per common share	$0.42	$0.47	$0.41

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and additionally in 2002, warrants issued in conjunction with the initial public offering.